

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 19, 2008

Stella Handler
Chief Executive Officer
012 Smile.Communications Ltd.
25 Hasivim Street,
Petach-Tikva
49170 Israel

      Re: 012 Smile.Communications Ltd.
               Form 20-F for the Fiscal Year Ended December 31, 2007
               Filed June 30, 2008
               File No. 1-33773

Dear Ms. Handler:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director